FREE WRITING PROSPECTUS

Final Term Sheet dated August 2, 2021

Free Writing Prospectus

Filed pursuant to Rule 433
Dated August 2, 2021
Relating to
Preliminary Prospectus Supplement dated August 2, 2021 to

Prospectus dated April 8, 2019
Registration Statement Nos. 333-230764 and
333-230764-01

Final Term Sheet

2.000% Senior Notes due 2029

Issuer: Guarantor: Format:	Corporate Office Properties, L.P. Corporate Office Properties Trust SEC Registered
Expected Ratings (Moody’s/S&P/Fitch):*	Baa3 / BBB- / BBB-
Principal Amount:	$400,000,000
Title of Securities:	2.000% Senior Notes due 2029
Trade Date:	August 2, 2021
Original Issue Date (Settlement Date):	August 11, 2021 (T+7)
Maturity Date:	January 15, 2029
Interest Payment Dates:	Semi-annually in arrears on each January 15 and July 15, commencing January 15, 2022
Benchmark Treasury:	1.000% due July 31, 2028
Benchmark Treasury Price/Yield:	100-10 / 0.954%
Spread to Benchmark Treasury:	T + 105 basis points
Yield to Maturity:	2.004%
Coupon (Interest Rate):	2.000% per annum
Public Offering Price:	99.973% of the principal amount

Optional Redemption Provisions:
Make-Whole Call:	Prior to November 15, 2028, T+20 basis points
Par Call:	On or after November 15, 2028
CUSIP / ISIN:	22003BAN6 / US22003BAN64
Joint Book-Running Managers:

J.P. Morgan Securities LLC

Barclays Capital Inc.

KeyBanc Capital Markets Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

PNC Capital Markets LLC

Co-Managers:	M&T Securities, Inc. Regions Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement, dated August 2, 2021, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834- 4533; Barclays Capital Inc. toll-free at 1-888-603-5847; KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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